                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                   AMENDMENT NO. 8 -- FINAL AMENDMENT

                                SCHEDULE 13E-3
                       RULE 13e-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              ------------------

                              G & L Realty Corp.
                               (NAME OF ISSUER)

                              ------------------

                              G & L Realty Corp.
                        G & L Realty Partnership, L.P.
                            G & L Acquisition, LLC
                              Daniel M. Gottlieb
                              Steven D. Lebowitz
                            G & L Partnership, LLC
                     (NAME OF PERSON(S) FILING STATEMENT)
                              ------------------
                         Common Stock, $0.01 Par Value
                        (TITLE OF CLASS OF SECURITIES)

                              ------------------

                                   361271109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ------------------

     David E. Hamer              Copy to:  Frederick B. McLane, Esq
     G & L Realty Corp.                    O'Melveny & Myers LLP
     439 N. Bedford Drive                  400 South Hope Street
     Beverly Hills, CA 90210               Los Angeles, CA 90071
     (310) 273-9930                        (213) 430-6000

     Daniel M. Gottlieb          Copy to:  Neal H. Brockmeyer, Esq.
     G & L Acquisition, LLC                Heller Ehrman White & McAuliffe LLP
     c/o G & L Realty Corp.                601 S. Figueroa Street, 40/th/ Floor
     439 N. Bedford Drive                  Los Angeles, CA 90017
     Beverly Hills, CA 90210               (213) 689-0200
     (310) 273-9930

     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_]  The filing of a registration statement under the Securities Act of 1933.

c. [_]  A tender offer.

d. [_]  None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction [X]


                           CALCULATION OF FILING FEE
================================================================================
                                                                     AMOUNT OF
TRANSACTION VALUATION*                                               FILING FEE

$38,014,085..................................................        $7,602.82
================================================================================


* The filing fee was determined based upon the product of (a) the 2,871,654 shares of common outstanding and (b) the merger consideration of $13.00 per share of common stock, plus $682,583 payable to holders of options to purchase shares of common stock in exchange for the cancellation of such options (the "Total Consideration"). Pursuant to, and as provided by, Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals one-fiftieth of one percent of the Total Consideration.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,992.47
Form or Registration No.: Preliminary Schedule 14A
Filing Party: G & L Realty Corp.
Date Filed: June 29, 2001 and September 14, 2001

                                 INTRODUCTION

     This Amendment No. 8 to Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by G & L Realty Corp., a Maryland corporation (the "Company"), G & L Realty Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), G & L Acquisition, LLC, a Maryland limited liability company (the "Acquiror"), G & L Partnership, LLC, a Delaware limited liability company (the "Acquiror Sub"), Daniel M. Gottlieb and Steven D. Lebowitz (together, the "management stockholders"). This Amendment No. 8 to
Schedule 13E-3 is being filed as a final amendment to Schedule 13E-3 to report the results of the 13e-3 transaction described herein, pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). On October 29, 2001, pursuant to an Agreement and Plan of Merger, dated as of May 10, 2001, as amended (the "Merger Agreement"), between the Company and the Acquiror, the Acquiror was merged with and into the Company (the "Merger"). The Company is the surviving corporation in the Merger. Following the Merger, the common stock of the Company was delisted from the New York Stock Exchange.


     Upon effectiveness of the Merger each share of the Company's common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive $13.00 in cash, without interest, other than a portion of the shares of common stock held by Daniel M. Gottlieb and Steven D. Lebowitz which will remain outstanding. Options to acquire common stock were treated in connection with the Merger in the manner described in the proxy statement on Schedule 14A filed by the Company with the Securities and Exchange Commission on October 1, 2001 (the "Proxy Statement").


     The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company and all information concerning the Acquiror, Acquiror Sub and the management stockholders has been supplied by the management stockholders.

ITEM 16. EXHIBITS.
(Regulation M-A 1016(a)-(d), (f) & (g))

     (a)(i) Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 1, 2001 (incorporated herein by reference to the Proxy Statement).

     (a)(ii) Form of Proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

     (a)(iii) Press release dated October 29, 2001 (incorporated herein by reference to the Company's Current Report on Form 8-K filed October 31, 2001).


     (b)(i) Commitment Letter, dated April 3, 2001, of GMAC Commercial Mortgage Corporation to Messrs. Gottlieb and Lebowitz.


     (b)(ii) Amendment No. 1 to Commitment Letter, dated September 28, 2001, of GMAC Commercial Mortgage Corporation to Messrs. Gottlieb and Lebowitz.


     (c)(i) Opinion of Houlihan Lokey Howard and Zukin Financial Advisors, Inc. (incorporated herein by reference to Exhibit B of the Proxy Statement).

     (c)(ii) Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc., to the Special Committee of the Board of Directors on February 2, 2001.

     (c)(iii) Supplemental materials dated March 31, 2001 provided by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.

     (c)(iv) Supplemental materials dated April 11, 2001 provided by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.

     (c)(v) Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc., to the Special Committee of the Board of Directors on September 6, 2001.

     (d)(i) Agreement and Plan of Merger, dated May 10, 2001, and Amendment No. 1, dated September 28, 2001, between G & L Realty Corp. and G & L Acquisition, LLC (incorporated herein by reference to Exhibit A of the Proxy Statement).


     (d)(ii) Amendment No. 2 to Agreement and Plan of Merger dated October 26, 2001, between G & L Realty Corp. and G & L Acquisition, LLC (incorporated herein by reference to the Company's Current Report on Form 8-K filed October 31,
2001).


     (f)       Not Applicable.

     (g)       Not Applicable

                                   SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2001  G & L REALTY CORP.



                             By:    /s/ David E. Hamer
                                    ------------------
                             Name:  David E. Hamer
                             Title: Vice President, Chief Accounting
                                    Officer, Secretary

                             G & L REALTY PARTNERSHIP, L.P.

                             By:  G & L Realty Corp., general partner

                             By:    /s/ David E. Hamer
                                    ------------------
                             Name:  David E. Hamer
                             Title: Vice President, Chief Accounting
                                    Officer, Secretary


                             G & L ACQUISITION, LLC


                             By:    /s/ Daniel M. Gottlieb
                                    ----------------------
                             Name:  Daniel M. Gottlieb
                             Title: Managing Member


                             G & L PARTNERSHIP, LLC


                             By:    /s/ Daniel M. Gottlieb
                                    ----------------------
                             Name:  Daniel M. Gottlieb
                             Title: Manager

                             /s/ Steven D. Lebowitz
                             ----------------------
                             Steven D. Lebowitz

                             /s/ Daniel M. Gottlieb
                             ----------------------
                             Daniel M. Gottlieb

                                 Exhibit Index



Exhibit
Number    Description
------    -----------
(a)(i)*   Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 1, 2001 (incorporated herein by reference to the Proxy Statement).

(a)(ii)* Form of Proxy card, filed with the Securities and Exchange Commission along with the Proxy Statement (incorporated herein by reference to the Proxy Statement).

(a)(iii) Press release dated October 29, 2001 (incorporated herein by reference to the Company's Current Report on Form 8-K filed October 31, 2001).

(b)(i)*   Commitment Letter, dated April 3, 2001, of GMAC Commercial Mortgage
          Corporation to Messrs. Gottlieb and Lebowitz.

(b)(ii)*  Amendment No. 1 to Commitment Letter, dated September 28, 2001, of
          GMAC Commercial Mortgage Corporation to Messrs. Gottlieb and Lebowitz.

(c)(i)*   Opinion of Houlihan Lokey Howard and Zukin Financial Advisors, Inc.
          (incorporated herein by reference to Exhibit B of the Proxy
          Statement).

(c)(ii)* Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on February 2, 2001.

(c)(iii)* Supplemental materials dated March 31, 2001 provided by Houlihan Lokey
          Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.

(c)(iv)*  Supplemental materials dated April 11, 2001 provided by Houlihan Lokey
          Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors.

(c)(v)* Materials distributed at the presentation by Houlihan Lokey Howard and Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors on September 6, 2001.

(d)(i)* Agreement and Plan of Merger, dated May 10, 2001, and Amendment No. 1, dated September 28, 2001 between G & L Realty Corp. and G & L
          Acquisition, LLC (incorporated herein by reference to Exhibit A of the Proxy Statement).

(d)(ii)   Amendment No. 2 to Agreement and Plan of Merger dated October 26,
          2001, between G & L Realty Corp. and G & L Acquisition, LLC
          (incorporated herein by reference to the Company's Current Report on Form 8-K filed October 31, 2001).

(f)       Not Applicable.

(g)       Not Applicable

----------------------------
* Previously Filed.